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                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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                                                    :
ROSEANNE CARUSO,                                    :
                                                    :
                              Plaintiff,            : Civil Action No. 19244NC
                                                    :
                 -against-                          :
                                                    :
AQUILA INC., UTILICORP UNITED, INC.,                :
RICHARD C. GREEN, JR., ROBERT K.                    :
GREEN, And KEITH G. STAMM                           :
                                                    :
                                                    :
                              Defendants.           :
                                                    :
                                                    :
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                      SHAREHOLDER'S CLASS ACTION COMPLAINT

     Plaintiff, by her attorneys, for her complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, INTER ALIA, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

     1. This is a stockholder's class action on behalf of the publicholders of common stock of Aquila, Inc. ("Aquila" or the "Company") to enjoin the proposed acquisition of the publicly owned shares of Aquila's common stock by its majority shareholder, defendant UtiliCorp United, Inc. ("UtiliCorp").

                                   THE PARTIES

     2. Plaintiff is the owner of common stock of the Company.


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     3. Defendant Aquila is a corporation duly organized and existing under the laws of the State of Delaware.

     4. Defendant UtiliCorp is a corporation duly organized and existing under the laws of State of Delaware. UtiliCorp owns Class B common stock representing approximately 80% of the outstanding shares and 98% of the combined voting power.

     5. Defendant Richard C. Green, Jr. is Chairman of the Board of the Company. He is also CEO and Chairman of the Board of UtiliCorp.

     6. Defendant Robert K. Green is a director of the Company and Chief Operating Officer and President of UtiliCorp.

     7. Defendant Keith G. Stamm is a director of the Company and also Senior Vice President of UtiliCorp.

     8. The above individual defendants (the "Individual Defendants") are in fiduciary relationship with plaintiff and the other public stockholders of Aquila and owe them the highest obligations of good faith and fair dealing.

     9. Defendant UtiliCorp, through its approximately 80% ownership of Aquila and 98% voting power and having persons affiliated with on Aquila's board, has effective and working control of Aquila. As such, defendant UtiliCorp is in a fiduciary relationship with plaintiff and the other public stockholders of Aquila and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

     10. Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Aquila stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     11. This action is properly maintainable as a class action.


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     12. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

     13. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

          (a) whether the Individual Defendants have breached their duty of entire fairness and other common law duties owed by them to plaintiff and the members of the Class;

          (b) whether plaintiff and the other members of the Class will be damaged irreparably by defendants' failure to take action designed to obtain the best value for the public shareholders' interest in Aquila.

     14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

     15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

     16. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

     17. On November 7, 2001, it was announced that UtiliCorp offered to acquire all of the outstanding shares of Aquila, it does not already own, for about $20.69 per share. Aquila Stockholders will be offered .6896 shares of UtiliCorp.

     18. In April 2001, Aquila issued 14,225,000 shares of Class A commonstock to the public offering at $24 a share. Aquila received proceeds of approximately $318 million after deducting underwriting

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discounts, commissions and other offering expenses. As debt owed to UtiliCorp has been repaid as of March 31, 2001, and Aquila placed the net proceeds of the offering into short-term investments to be used for working capital and general corporate purposes. In connection with the offering, UtiliCorp sold 5,750,000 shares of Aquila's common stock at $24 a share. Aquila did not receive any of the proceeds from the shares of stock sold by UtiliCorp. As a result of Aquila's initial public offering, UtiliCorp owned a Class B common stock representing approximately 80% of Aquila's outstanding shares, but approximately 98% of Aquila's combined voting power. The initial public offering commenced on April 24, 2001 and was completed with all shares sold on April 27, 2001.

     19. The consideration to be paid to Class members in the transaction is unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of Aquila's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's trading history and the Company's prospects for future growth and earnings.

     20. UtiliCorp timed its offer to take advantage of the decline in the market price of Aquila's stock. The stock has traded as high as $35 a share. The price of $20.19 is near the 52 week low. The offer has the effect of capping the market for Aquila's stock to facilitate UtiliCorp's plan to obtain the public interest in Aquila as cheaply as possible.

     21. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

     22. The defendants have breached their duty of loyalty to Aquila stockholders by using their control of Aquila to force plaintiff and the Class to sell their equity interest in Aquila at an unfair price, and deprive Aquila's public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Aquila's public shareholders are properly protected from overreaching. UtiliCorp has breached its fiduciary duties, which arise from its effective control of Aquila, by using such effective control for its own benefit.


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     23. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Aquila and that possessed by Aquila's public shareholders. Defendants' scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

     1. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A.   declaring this to be a proper class action;

     B. enjoining, preliminary and permanently, the acquisition under the terms presently proposed;

     C. to the extent, if any, that the transaction complained of its consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

     D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     F.   granting such other and further relief as the Court deems appropriate.


Dated:  November 8, 2001
                                       CHIMICLES & TIKELLIS, LLP



                                       /s/ Beth Deborah Savitz
                                       --------------------------------------
                                       Pamela S. Tikellis
                                       Robert J. Kriner, Jr.
                                       Beth Deborah Savitz


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                                       One Rodney Square
                                       P.O. Box 1035
                                       Wilmington, Delaware 19899
                                       (302) 656-2500

                                       Attorneys for Plaintiff


OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN HERZ
270 Madison Avenue
New York, New York 10016
(212) 545-4600

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